Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2017

Tel-Aviv, Israel, March 29, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three and twelve month periods ended December 31, 2017.

Change in Presentation Currency

Effective December 31, 2017, the Company changed its presentation currency from the United States dollar to the euro. The Company ceased using the U.S. dollar as its presentation currency to assist investors to evaluate its financial results as the Company’s functional currency is the euro and a substantial portion of its assets, revenues and liabilities is denominated in euro. Furthermore, the change is expected to reduce the impact of the volatility of the euro/USD exchange rate on the Company’s operating results. The consolidated financial results for all prior years presented have been translated into euro.

Due to the change in presentation currency and the cancellation of the translation adjustments reserve, the Company’s equity as of December 31, 2017 reflects a one-time decrease in the aggregate amount of approximately €6.8 million. This decrease is comprised of amounts that would have been included in the translation adjustments reserve prior to the change in presentation currency as follows: (i) finance expenses in the amount of approximately €3.2 million recorded in connection with euro/ US$ forward contracts previously executed by the Company in order to reduce the effect of the euro/ US$ exchange rate fluctuations on its results, a significant portion of which were closed following the change in presentation currency, and (ii) foreign currency euro/ US$ translation adjustments in the amount of approximately €3.6 million recorded in connection with the Company’s cash reserves and marketable securities, that were held in US$ and majority of which were converted into euro following the change of presentation currency.

Financial Highlights

•
Revenues were approximately €13.6 million for the year ended December 31, 2017, compared to approximately €11.6 million for the year ended December 31, 2016, representing an increase of 17%. The increase in revenues is mainly a result of higher electricity spot rates and higher radiation levels in Italy and Spain during the year ended December 31, 2017 compared to the year ended December 31, 2016, as 2016 was characterized by low levels of radiation. In addition, the revenues for 2017 reflect the commencement of operations of a waste-to-energy project in the Netherlands and the results of the Talmei Yosef project since the acquisition date (i.e., the beginning of the fourth quarter of 2017).

•
Operating expenses were approximately €2.5 million for the year ended December 31, 2017, compared to approximately €2.1 million for the year ended December 31, 2016. The increase in operating expenses is mainly attributable to an insurance indemnification received in 2016 that partially offset operating expenses for that year and to additional operating expenses resulting from the commencement of operations of a waste-to-energy project in the Netherlands and from the acquisition of the Talmei Yosef project. Depreciation expenses were approximately €4.5 million for the year ended December 31, 2017, compared to approximately €4.4 million for the year ended December 31, 2016.

•
Project development costs were approximately €2.7 million for the year ended December 31, 2017, compared to approximately €2.2 million for the year ended December 31, 2016. The increase in project development expenses is mainly attributable to consultancy expenses in connection with the acquisition of the Talmei Yosef project in October 2017 and expenses in connection with the Talasol project.

•
General and administrative expenses were approximately €2.4 million for the year ended December 31, 2017, compared to approximately €2 million for the year ended December 31, 2016. The increase in general and administrative expenses resulted mainly from adjustments in 2016 made in connection with dissolutions of non-operating subsidiaries that reduced 2016 general and administrative expenses and from increased expenses in 2017 resulting from the commencement of operations of a waste-to-energy project in the Netherlands and the acquisition of the Talmei Yosef project.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.5 million in the year ended December 31, 2017, compared to approximately €1.4 million in the year ended December 31, 2016. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity to Dorad’s customers, resulting in an increase in operating profit, partially offset by legal expenses incurred by U. Dori Energy Infrastructures Ltd., in which the Company holds 50%, in connection with legal proceedings in which Dorad’s shareholders are involved.

•	Operating profit was approximately €3 million for the year ended December 31, 2017, compared to approximately €2.4 million for the year ended December 31, 2016, representing an increase of 25%.

•
Financing expenses, net was approximately €9.2 million for the year ended December 31, 2017, compared to approximately €2.4 million for the year ended December 31, 2016. The increase in financing expenses was mainly due to: (i) the reevaluation of the Company’s euro/ US$ forward transactions and marketable securities in the aggregate loss amount of approximately €3.2 million for the year ended December 31, 2017, compared to a profit of approximately €0.6 million for the year ended December 31, 2016, and (ii) expenses in connection with exchange rate differences amounting to approximately €3.6 million in the year ended December 31, 2017, mainly in connection with US dollar denominated cash and marketable securities, resulting from exchange rate differences caused by the 14% revaluation of the euro against the US$ during 2017, compared to approximately €0.1 million for the year ended December 31, 2016. Following the change of presentation currency, the Company converted the majority of its cash and marketable securities from US dollar to euro.

•
Taxes on income were approximately €0.4 million in the year ended December 31, 2017, compared to approximately €0.6 million in the year ended December 31, 2016. This decrease in taxes on income compared to the corresponding period in 2016 resulted mainly from the adjustment of a provision in connection with estimated tax liabilities, partially offset by expenses resulting from the decrease of loss carry forwards for several of the Company’s Italian subsidiaries following a tax inspection.

•	Loss for the year was approximately €6.6 million in the year ended December 31, 2017, compared to approximately €0.6 million for the year ended December 31, 2016.

•
Total other comprehensive loss was approximately €0.2 million for the year ended December 31, 2017, compared to a profit of approximately €0.7 million in the year ended December 31, 2016. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €6.9 million in the year ended December 31, 2017, compared to total comprehensive loss of approximately €0.06 million in the year ended December 31, 2016.

•
Total equity was approximately €77.5 million as of December 31, 2017, compared to approximately €84.4 million as of December 31, 2016. The decrease in total equity was mainly due to increased financing expenses as a result of the reevaluation of the Company’s euro/ US$ forward transactions and increased expenses resulting from exchange rate differences.

•
EBITDA was approximately €7.5 million for the year ended December 31, 2017, compared to approximately €6.8 million for the year ended December 31, 2016. The increase in EBITDA is mainly due to increased revenues and an increase in gross and operating margin.

•
Net cash from operating activities was approximately €2.3 million for the year ended December 31, 2017, compared to approximately €7.3 million for the year ended December 31, 2016. The decrease in net cash from operating activities is mainly attributable to interest payment received during 2016 on a loan to an equity accounted investee.

•
On October 18, 2017, the Company completed the purchase of the Talmei Yosef project. Therefore, the results of the Talmei Yosef project are only partially included in the results for the twelve month periods ended December 31, 2017.

•
As of March 1, 2018, the Company held approximately €25.3 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €6.8 million in restricted short-term and long-term cash and marketable securities.

•	Estimated 2018 CF projection from projects are:

o	Consideration for sale of electricity and gas of €21.9 million.

o	Total 2018 estimated net cash flow from projects (including Dorad) of €11.8 million.

For more information concerning the Company's cash flow projections see the Company's Immediate Report on Form 6-K furnished to the Securities and Exchange Commission on November 1, 2017.

Ran Fridrich, CEO and a board member of Ellomay commented: “Ellomay continues improving the performance of its portfolio of operating projects, presenting a 17% increase in revenues, a 25% increase in operating profit compared to 2016 and a strong cash flow from operations. 2017 was characterized by intensive project development activities, including the Talasol project in Spain, the bio-gas projects in the Netherlands, the successful acquisition of the Talmei Yosef photovoltaic project in Israel and the continuing development of the Manara pumped storage project in its new 156 MW configuration.” Mr. Fridrich continued: “The Company decided to change its presentation currency from the US$ to euro as the majority of the Company’s projects are in Europe and the remainder is in Israel, this change will assist in simplifying the understanding of the Company’s financial situation.”

Information for the Company’s Series A and Series B Debenture Holders

As of December 31, 2017, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €39.8 million (consisting of approximately €53.3 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €57.6 million in connection with the Series A Debentures issuances (in January and September 2014) and the Series B Debentures issuance (in March 2017), net of approximately €26.1 million of cash and cash equivalents and marketable securities and net of approximately €45 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements
 This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of our facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by us. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: limors@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31,
	*2015	*2016	2017	2017
	€ in thousands			Convenience Translation into US$ in thousands
Assets
Current assets:
Cash and cash equivalents	17,194	22,486	23,962	28,700
Marketable securities	5,971	972	2,162	2,590
Restricted cash and marketable securities	73	15	3,265	3,911
Receivable from concession project	-	-	1,286	1,540
Financial assets	-	-	1,249	1,496
Trade and other receivables	7,552	9,487	10,645	12,750
	30,790	32,960	42,569	50,987
Non-current assets
Investment in equity accounted investee	31,216	29,273	27,655	33,124
Advances on account of investments	-	812	8,825	10,570
Financial assets	4,470	1,265	-	-
Receivable from concession project	-	-	27,725	33,208
Fixed assets	72,564	73,274	78,837	94,427
Intangible asset	-	-	5,505	6,594
Restricted cash and deposits	4,886	5,134	3,660	4,384
Deferred tax	2,610	2,485	1,777	2,128
Long term receivables	778	3,261	1,535	1,839
	116,524	115,504	155,519	186,274
Total assets	147,314	148,464	198,088	237,261
Liabilities and Equity
Current liabilities
Current maturities of long term loans	1,040	1,094	3,103	3,717
Debentures	4,482	4,744	4,644	5,562
Trade payables	799	1,601	1,349	1,616
Other payables	2,954	3,119	2,187	2,619
	9,275	10,558	11,283	13,514
Non-current liabilities
Finance lease obligations	4,340	4,020	3,690	4,420
Long-term loans	11,984	16,961	42,091	50,415
Debentures	32,226	29,046	52,987	63,465
Deferred tax	756	881	5,982	7,165
Other long-term liabilities	2,291	2,627	4,555	5,456
	51,597	53,535	109,305	130,921
Total liabilities	60,872	64,093	120,588	144,435
Equity
Share capital	19,980	19,980	19,980	23,931
Share premium	58,331	58,334	58,339	69,876
Treasury shares	(1,711)	(1,722)	(1,736)	(2,079)
Reserves	1,938	2,664	2,357	2,823
Retained earnings (accumulated deficit)	8,148	5,816	(299)	(358)
Total equity attributed to shareholders of the Company	86,686	85,072	78,641	94,193
Non-Controlling Interest	(244)	(701)	(1,141)	(1,367)
Total equity	86,442	84,371	77,500	92,826
Total liabilities and equity	147,314	148,464	198,088	237,261

* Convenience translation into US$ (exchange rate as at December 31, 2017: euro 1 = US$ 1.198)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2016	2017	2016	2017	2017	2017
	Unaudited		Audited		Unaudited	Audited
	€ in thousands				Convenience Translation into US$*
Revenues	2,156	2,867	11,632	13,636	3,434	16,333
Operating expenses	(415)	(893)	(2,082)	(2,549)	(1,070)	(3,053)
Depreciation expenses	1,137	(1,213)	(4,411)	(4.518)	(1,453)	(5,411)
Gross profit	604	761	5,139	6,569	911	7,869

Project development costs	**(947)	**(1,001)	**(2,201)	**(2,739)	**(1,199)	**(3,281)
General and administrative expenses	**(275)	**(559)	**(2,032)	**(2,420)	**(670)	**(2,899)
Share of profits (loss) of equity accounted investee	385	(54)	1,375	1,531	(65)	1,834
Other income, net	14	4	90	18	5	22
Operating profit (loss)	219	(849)	2,371	2,959	(1,018)	3,545

Financing income	87	856	263	1,333	1,025	1,597
Financing income (expenses) in connection with derivatives, net	1,942	(308)	636	(3,156)	(369)	(3,780)
Financing expenses	(42)	(2,272)	(3,333)	(7,405)	(2,721)	(8,869)
Financing income (expenses), net	1,987	(1,724)	(2,434)	(9,228)	(2,065)	(11,052)
Profit (Loss) before taxes on income	1,768	(2,573)	(63)	(6,269)	(3,083)	(7,507)
Tax benefit (Taxes on income)	(61)	679	(569)	(372)	813	(447)
Profit (Loss) for the period	1,707	(1,894)	(632)	(6,641)	(2,270)	(7,954)
Profit (Loss) attributable to:
Owners of the Company	1,865	(1,634)	(209)	(6,115)	(1,958)	(7,324)
Non-controlling interests	(158)	(260)	(423)	(526)	(312)	(630)
Profit (loss) for the year	1,707	(1,894)	(632)	(6,641)	(2,270)	(7,954)

Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	486	(498)	692	(359)	(598)	(430)
Other comprehensive income items that will not be transferred to profit or loss:
Effective portion of change in fair value of cash flow hedges	-	(1,036)	-	(1,244)	(1,242)	(1,490)
Net change in fair value of cash flow hedges transferred to profit or loss	-	546	-	1,382	653	1,655
Total other comprehensive income (loss)	486	(988)	692	(221)	(1,187)	(265)
Total comprehensive profit (loss) for the year	2,193	(2,882)	60	(6,862)	(3,457)	(8,219)

Basic net profit (loss) per share	0.17	(0.15)	(0.02)	(0.57)	(0.18)	(0.69)
Diluted net profit (loss) per share	0.17	(0.15)	(0.02)	(0.57)	(0.18)	(0.69)

* Convenience translation into US$ (exchange rate as at December 31, 2017: (euro 1 = US$ 1.198)
** During the twelve and three month periods ended December 31, 2017, the Company changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs. Comparative amounts were reclassified for consistency.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

								Non- controlling	Total
	Attributable to shareholders of the Company							Interests	Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	€ in thousands
For the year ended
December 31, 2017:
Balance as at
January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the year	-	-	(6,115)	-	-	-	(6,115)	(526)	(6,641)
Other comprehensive loss for the year	-	-	-	-	(445)	138	(307)	86	(221)
Total comprehensive loss for the year	-	-	(6,115)	-	(445)	138	(6,422)	(440)	(6,862)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at
December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

For the three months
ended December 31, 2017 (Unaudited):
Balance as at
September 30, 2017	19,980	58,337	1,335	(1,736)	2,776	628	81,320	(940)	80,380
Loss for the period	-	-	(1,634)	-	-	-	(1,634)	(260)	(1,894)
Other comprehensive loss for the period	-	-	-	-	(557)	(490)	(1,047)	59	(988)
Total comprehensive loss for the period	-	-	(1,634)	-	(557)	(490)	(2,681)	(201)	(2,882)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2
Balance as at
December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

							Non- controlling	Total
	Attributable to owners of the Company						interests	Equity
					Translation
					Reserve
					From
	Share	Share	Retained	Treasury	Foreign
	capital	premium	earnings	shares	Operations	Total
	€ in thousands
For the year ended
December 31, 2016:

Balance as at
January 1, 2016	19,980	58,331	8,148	(1,711)	1,938	86,686	(244)	86,442
Loss for the year	-	-	(209)	-	-	(209)	(423)	(632)
Other comprehensive loss for the year	-	-	-	-	726	726	(34)	692
Total comprehensive loss for the year	-	-	(209)	-	726	517	(457)	60
Transactions with owners of the Company, recognized directly in equity:
Dividends to owners	-	-	(2,123)	-	-	(2,123)	-	(2,123)
Own shares acquired	-	-	-	(11)	-	(11)	-	(11)
Share-based payments	-	3	-	-	-	3	-	3
Balance as at
December 31, 2016	19,980	58,334	5,816	(1,722)	2,664	85,072	(701)	84,371

For the three months
ended December 31, 2016 (Unaudited):

Balance as at
September 30, 2016	19,980	58,332	3,951	(1,721)	2,152	82,694	(517)	82,177
Loss for the period	-	-	1,865	-	-	1,865	(158)	1,707
Other comprehensive income	-	-	-	-	512	512	(26)	486
Total comprehensive income	-	-	1,865	-	512	2,377	(184)	2,193
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(1)	-	(1)	-	(1)
Share-based payments	-	2	-	-	-	2	-	2
Balance as at
December 31, 2016	19,980	58,334	5,816	(1,722)	2,664	85,072	(701)	84,371

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non- controlling	Total
	Attributable to shareholders of the Company							Interests	Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
Convenience translation into US$ (exchange rate as at December 31, 2017: (euro 1 = US$ 1.198)
For the year ended
December 31, 2017:
Balance as at
January 1, 2017	23,931	69,870	6,966	(2,063)	3,191	-	101,895	(840)	101,055
Loss for the year	-	-	(7,324)	-	-	-	(7,324)	(630)	(7,954)
Other comprehensive loss for the year	-	-	-	-	(533)	165	(368)	103	(265)
Total comprehensive loss for the year	-	-	(7,324)	-	(533)	165	(7,692)	(527)	(8,219)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(16)	-	-	(16)	-	(16)
Share-based payments	-	6	-	-	-	-	6	-	6
Balance as at
December 31, 2017	23,931	69,876	(358)	(2,079)	2,658	165	94,193	(1,367)	92,826

For the three months
ended December 31, 2017 (Unaudited):
Balance as at
September 30, 2017	23,931	69,873	1,600	(2,079)	3,326	754	97,405	1,125	96,280
Loss for the year	-	-	(1,958)	-	-	-	(1,958)	(312)	(2,270)
Other comprehensive loss for the year	-	-	-	-	(668)	(589)	(1,257)	70	(1,187)
Total comprehensive loss for the year	-	-	(1,958)	-	(668)	(589)	(3,215)	(242)	(3,457)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	-	-	-	-	-	-
Share-based payments	-	3	-	-	-	-	3	-	3
Balance as at
December 31, 2017	23,931	69,876	(358)	(2,079)	2,658	165	94,193	(1,367)	92,826

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2016	2017	2016	2017	2017	2017
	Unaudited		Audited		Unaudited	Audited
	€ in thousands				Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	1,707	(1,894)	(632)	(6,641)	(2,270)	(7,954)
Adjustments for:
Financing expenses (income), net	(1,987)	1,724	2,434	9,228	2,065	11,052
Depreciation	1,137	1,213	4,411	4,518	1,453	5,411
Share-based payment transactions	2	2	3	5	2	6
Share of (profits) loss of equity accounted investees	(385)	54	(1,375)	(1,531)	65	(1,834)
Payment of interest on loan from an equity accounted investee	-	-	4,646	407	-	487
Change in trade receivables and other receivables	(921)	3,114	(1,771)	2,012	3,730	2,410
Change in other assets	(822)	2,421	(1,087)	126	2,900	151
Change in receivables from concessions project	-	(84)	-	(84)	(101)	(101)
Change in accrued severance pay, net	(16)	-	(16)	2	-	2
Change in trade payables	695	(467)	802	(258)	(559)	(309)
Change in other payables	2,543	(1,402)	2,148	(2,655)	(1,679)	(3,180)
Income tax expense (tax benefit)	61	(679)	569	372	(813)	447

Income taxes paid	(54)	(42)	(54)	(42)	(50)	(50)
Interest received	68	145	224	505	174	605
Interest paid	(1,265)	(1,939)	(2,985)	(3,659)	(2,322)	(4,383)
	(944)	4,060	7,949	8,946	4,865	10,714
Net cash from operating activities	763	2,166	7,317	2,305	2,595	2,760
Cash flows from investing activities
Acquisition of fixed assets	(5,122)	(1,220)	(5,122)	(7,576)	(1,461)	(9,074)
Acquisition of subsidiary, net of cash acquired	-	(9,851)	-	(9,851)	(11,799)	(11,799)
Investment in equity accounted investee	1,011	-	(812)	-	-	-
Advances on account of investments	-	978	(710)	(8,000)	1,171	(9,582)
Repayment of loan from an equity accounted investee	-	-	2,388	-	-	-
Acquisition of marketable securities	-	-	(923)	(6,677)	-	(7,997)
Proceeds from marketable securities	4,023	-	5,814	1,277	-	1,530
Proceed from settlement of derivatives, net	-	859	-	620	1,029	742
Decrease (increase) in restricted cash	620	(39)	(56)	3,225	(47)	3,863
Loans to others	-	-	-	(361)	-	(432)
Net cash from (used in) investing activities	532	(9,273)	579	(27,343)	(11,107)	(32,749)
Cash flows from financing activities
Dividend paid	-	-	(2,123)	-	-	-
Repayment of long-term loans and finance lease obligations	(430)	(1,019)	(1,089)	(2,224)	(1,221)	(2,664)
Repayment of Debentures	(4,954)	(4,842)	(4,954)	(4,842)	(5,800)	(5,800)
Repurchase of own shares	(1)	-	(11)	(14)	-	(17)
Proceeds from long term loans	5,565	156	5,726	5,575	187	6,677
Proceeds from issuance of Debentures, net	-	-	-	31,175	-	37,340
Net cash from (used in) financing activities	180	(5,705)	(2,451)	29,670	(6,834)	35,536

Effect of exchange rate fluctuations on cash and cash equivalents	(166)	(3,308)	(153)	(3,156)	(3,962)	(3,780)
Increase (decrease) in cash and cash equivalents	1,309	(16,120)	5,292	1,476	(19,308)	1,767
Cash and cash equivalents at the beginning of the period	21,177	40,082	17,194	22,486	48,008	26,933
Cash and cash equivalents at the end of the period	22,486	23,962	22,486	23,962	28,700	28,700

* Convenience translation into US$ (exchange rate as at December 31, 2017: (euro 1 = US$ 1.198)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Loss to EBITDA (in thousands)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2016	2017	2016	2017	2017	2017
	Unaudited
	€ in thousands				Convenience Translation into US$*
Net profit (loss) for the period	1,707	(1,894)	(632)	(6,641)	(2,270)	(7,954)
Financing expenses, net	(1,987)	1,724	2,434	9,228	2,065	11,052
Taxes on income (tax benefit)	61	(679)	569	372	(813)	447
Depreciation	1,137	1,213	4,411	4,518	1,453	5,411
EBITDA	918	364	6,782	7,477	435	8,956

* Convenience translation into US$ (exchange rate as at December 31, 2017: (euro 1 = US$ 1.198)